                                                                  EXHIBIT (g)(2)

                         [LOGO OF CCL INDUSTRIES INC.]
May 1, 1997

               CCL'S EARNINGS GROWTH CONTINUES IN FIRST QUARTER

Dear Shareholder:

     Net income for the first quarter of 1997 increased 12% to $10.3 million from $9.2 million in the previous year. Earnings per Class B share were $0.30, compared to $0.27 last year, and earnings per Class A share were $0.29, compared to $0.26 in 1996. Total sales increased by 4.2% to $301.5 million from $289.4 million in the previous year, and cash flow per Class B share grew by 3.3% to $0.63 from $0.61 in the previous year.

     The improvement in the quarter parallels the moderate growth within North America for non-durable consumer products. The current trend to consolidation of marketers and their drive for increased market share will continue to create increased demand for innovative packaging and creative labeling.

     Strong operating cash flow and lower average interest rates have resulted in lower interest expense. On January 2, 1997, the Company repaid its $75 million Canadian debentures by utilizing available bank lines of credit at substantially lower interest rates. Currently over 60% of the Company's total debt consists of the $120 million U.S. private notes at a 6.66% fixed interest rate repayable in March 2006. The increase in working capital during the quarter relates to the usual seasonal build-up in accounts receivable and inventory compared to the lower levels on hand at year-end.

CONSUMER PRODUCTS
Custom Manufacturing Division
-----------------------------
     Sales increased to $183 million from $178 million, but operating income was reduced slightly in the quarter compared to 1996. This reflects the continuation of the 1996 trend of increased competitive pressure on our North American business despite the focus on cost reductions. Some highlights for this division were:

 .    Awarded a new 3-year contract with a major marketer.

 .    Strong demand from the North American personal care sector compared to household products.

 .    Continued growth in the U.K. personal care market.

Kolmar Cosmetics Division
-------------------------
     Sales increased to $36 million from $31 million in the first quarter of 1996. Operating income increased marginally compared to 1996. The increase in sales reflects a shift to a higher mix of full service contracts wherein the division purchased more of the packaging and components for customers. Generally sales represent only a fill fee for compounding and filling the product. Trends during the first quarter were:

 .    Overall demand, while steady, is not growing at the rate of the past two years.

 .    Sales leads from South America and Eastern Europe are positive for our
     Mexican plant.

 .    Continued development of 'long wearing' make up applications.

CONTAINER MANUFACTURING
     Sales increased to $32 million from $31 million and our operating income increased in line with the sales growth in the quarter compared to the same quarter in 1996. This improvement in sales and income reflects a continued strong demand for aluminum aerosol and tubes. The demand for aluminum tubes remains strong and continues to exhaust our existing capacity thereby affecting plant efficiencies. However, significant progress is being made in training new crews and in sourcing additional equipment. Two European high speed tube lines have now been sourced and will be operational by mid-year to respond to this demand. Highlights for this division are:

 .    Customer promotional activity of existing personal care product lines is strong.

 .    Plastic tube sales are improving with the commercialization of the recently installed plastic tube line.

 .    The use of barrier packaging for select product lines continues to expand.


LABEL MANUFACTURING
     Sales during the quarter exceeded $50 million, slightly higher than in 1996. Operating income increased marginally in the quarter compared to a year earlier. Sales and operating income in the U.S. plants exceeded both first quarter plans and 1996 levels. These positive results, however, were offset in part by lower sales of label application equipment and the difficult market conditions being experienced by our Etobicoke, Canada plant. However, these operations are expected to improve based on strong order backlogs. Highlights are:

 .    Demand for Expanded Content Labels in the pharmaceutical industry is strong.

 .    A facility to produce Expanded Content Labels in Puerto Rico is expected to be operational in mid-1997.

 .    Significant development focus continues on new products such as security, time/temperature and linerless labels, and on new markets, including pressure sensitive wine labels.


     In looking forward, demand remains firm across all divisions and should provide a continuation of improved results in 1997 compared to 1996.


Yours truly,





G.S. Lang
Chairman

                              CCL INDUSTRIES INC.

                      CONSOLIDATED STATEMENTS OF CHANGES
                             IN FINANCIAL POSITION

                  THREE MONTHS ENDED MARCH 31, 1997 AND 1996

($000's)                                                      1997         1996
--------------------------------------------------------------------------------
Cash provided by (used for)
  Net income                                             $  10,283    $   9,157
  Items not requiring cash:
    Depreciation and amortization                           11,878       11,694
    Deferred income taxes                                    1,699        2,033
--------------------------------------------------------------------------------
                                                            23,860       22,884

  Net changes in non-cash operating working capital        (28,026)     (40,241)
--------------------------------------------------------------------------------
  Total cash used for operations                            (4,166)     (17,357)
--------------------------------------------------------------------------------
Financing
  Net long-term debt borrowings (repayment)                (73,732)      46,202
  Issue of shares                                              333          523
  Repurchase of shares                                      (1,478)           -
  Dividends                                                 (2,419)      (2,361)
--------------------------------------------------------------------------------
  Total cash provided by (used for) financing              (77,296)      44,364
--------------------------------------------------------------------------------
Investment
  Additions to property, plant and equipment                (5,926)      (6,624)
  Business acquisitions                                     (8,488)      (8,494)
  Translation adjustment, net non-monetary assets           (8,039)         174
  Other                                                       (711)      (1,946)
--------------------------------------------------------------------------------
  Total cash used for investment                           (23,164)     (16,890)
--------------------------------------------------------------------------------
Increase (decrease) in cash position                      (104,626)      10,117
Cash position (bank advances) at beginning of period         9,492      (45,083)
--------------------------------------------------------------------------------
Bank advances at end of period                           $ (95,134)   $ (34,966)
--------------------------------------------------------------------------------
Total debt at end of period                              $(265,338)   $(279,103)
--------------------------------------------------------------------------------


                              CCL INDUSTRIES INC.

                             STATEMENTS OF INCOME

                  THREE MONTHS ENDED MARCH 31, 1997 AND 1996

($000's)                                                      1997         1996
--------------------------------------------------------------------------------
Sales                                                     $301,515     $289,438
--------------------------------------------------------------------------------
Income from operations before undernoted items              30,954       30,372
--------------------------------------------------------------------------------
  Depreciation                                               9,869        9,731
  Amortization                                               2,009        1,963
  Interest expense                                           3,939        4,773
--------------------------------------------------------------------------------
                                                            15,817       16,467
--------------------------------------------------------------------------------
Income before income taxes                                  15,137       13,905
Income taxes                                                 4,854        4,748
--------------------------------------------------------------------------------
Net income                                                $ 10,283     $  9,157
--------------------------------------------------------------------------------
Weighted average earnings per Class B non-voting share       $0.30        $0.27
--------------------------------------------------------------------------------


Notes:

 . The weighted average earnings per Class A voting share is one cent less than the earnings per Class B share stated above.

 . Class A voting shares are convertible, at any time, on a one-for-one basis, to Class B non-voting shares.

 . Class A share dividends, as declared by the Board of Directors from time to time, are currently set at five cents per annum less than the Class B shares.

 . Class B non-voting shares are entitled to voting privileges when consideration for the Class A shares, under a take-over bid when voting control has been acquired, exceeds 115% of the market price of the Class B shares.

 .  At March 31, the weighted average Class A and Class B shares outstanding was
   34,968,861 (1996 - 34,162,861).

                              CCL INDUSTRIES INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                AS AT MARCH 31


($000's)                                           1997          1996
----------------------------------------------------------------------

ASSETS
------
  Current assets                               $329,398      $307,527
  Property, plant and equipment                 338,516       322,729
  Other assets                                   21,849        21,647
  Goodwill                                      172,705       174,844
                                               --------      --------
Total Assets                                   $862,468      $826,747
                                               ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
  Bank advances and current portion of
    long-term debt                             $ 96,909      $ 36,685
  Other current liabilities                     171,015       160,768
  Long-term debt                                168,429       242,418
  Long-term liabilities                          15,139        18,058
  Deferred income taxes                          10,780         5,471
  Shareholders' equity                          400,196       363,347
                                               --------      --------
Total Liabilities and Shareholders' Equity     $862,468      $826,747
                                               ========      ========
----------------------------------------------------------------------
Total debt                                     $265,338      $279,103
                                               ========      ========
Total debt to equity                              66.3%         76.8%
                                                  ====          ====
Total debt to capitalization                      39.9%         43.4%
                                                  ====          ====
Book value per share                             $11.46        $10.63
                                                 ======        ======

                        [LOGO OF CCL INDUSTRIES INC.]

Stock Symbol: TSE & ME - CCQ
For release: 4:00 p.m. Wednesday, May 1, 1997


               CCL'S EARNINGS GROWTH CONTINUES IN FIRST QUARTER

                                                  FIRST QUARTER
                                         ------------------------------
($ million, except per share)              1997      1996      % Change
                                           ----      ----      --------
Sales                                    $301.5    $289.4          4.2%
                                         ======    ======          ===
EBITDA                                     31.0      30.4          2.0%
Depreciation and amortization              11.9      11.7
Interest                                    3.9       4.8
                                           ----      ----
Income before income taxes                 15.2      13.9          9.4%
Income taxes                                4.9       4.7
                                           ----      ----
Net income                                $10.3      $9.2         12.0%
                                          =====      ====         ====
Earnings per Class B Share                $0.30     $0.27         11.1%
                                          =====     =====         ====
Cash flow per Class B share               $0.63     $0.61          3.3%
                                          =====     =====          ===
-------------------------------------------------------------------------------

     Net income for the first quarter of 1997 increased 12% to $10.3 million from $9.2 million in the previous year. Earnings per Class B share were $0.30, compared to $0.27 last year, and earnings per Class A share were $0.29, compared to $0.26 in 1996. Total sales increased by 4.2% to $301.5 million from $289.4 million in the previous year, and cash flow per Class B share grew by 3.3% to $0.63 from $0.61 in the previous year.

     The improvement in the quarter parallels the moderate growth within North America for non-durable consumer products. The current trend to consolidation of marketers and their drive for increased market share will continue to create increased demand for innovative packaging and creative labeling. Strong operating cash flow and lower average interest rates have resulted in lower interest expense.

     CCL Industries, with sales over one billion dollars, is a leading international supplier of manufacturing services and specialty packaging products for the non-durable consumer products market, with an international network of 34 production facilities and over 6,700 employees. CCL provides comprehensive formulation and manufacturing services, labels, and aluminum specialty containers, to marketers of well known brand cosmetic, personal care, pharmaceutical, household, and specialty food products.


For further information contact:
Mel Snider
Senior Vice-President
Finance and Administration
416-756-8508